SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated August 30, 2005, of interests of directors and connected persons.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328)

of the Companies Act 1985; or  (iii) both (i) and (ii)

Pursuant to (i) above

3. Name of person discharging managerial responsibilities/director

Michael Pittman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Michael Pittman

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Michael Pittman

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guaranty Nominees Limited

8 State the nature of the transaction

Exercise and sale of shares under PacifiCorp Stock Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

140,000 ordinary shares (35,000 ADSs)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0075%

11. Number of shares, debentures or financial instruments relating to shares disposed

140,000 ordinary shares (35,000 ADSs)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0075%

13. Price per share or value of transaction

US$7.9375 upon exercise of option

US$8.9504 upon disposal

14. Date and place of transaction

25 August 2005 Portland, Oregon

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

138,675

0.0074%

16. Date issuer informed of transaction

29 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Donald McPherson 01698 396413

Name and signature of duly authorised officer of issuer responsible for making notification

Donald McPherson, Assistant Secretary

Date of notification

29 August  2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328)

of the Companies Act 1985; or  (iii) both (i) and (ii)

Pursuant to (i) above

3. Name of person discharging managerial responsibilities/director

Michael Pittman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Michael Pittman

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Michael Pittman

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guaranty Nominees Limited

8 State the nature of the transaction

Exercise and sale of shares under Scottish Power Executive Share Option Plan
2001

9. Number of shares, debentures or financial instruments relating to shares acquired

45,264 ordinary shares (11,316 ADSs)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0024%

11. Number of shares, debentures or financial instruments relating to shares disposed

45,264 ordinary shares (11,316 ADSs)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0024%

13. Price per share or value of transaction

US$7.18 upon exercise of option

US$8.95 upon disposal

14. Date and place of transaction

25 August 2005 Portland, Oregon

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

138,675

0.0074%

16. Date issuer informed of transaction

29 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

Name and signature of duly authorised officer of issuer responsible for making notification

Donald McPherson 01698 396413

Name and signature of duly authorised officer of issuer responsible for making notification

Donald McPherson, Assistant Secretary

Date of notification

29 August  2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 30, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary